05037643

SECL [...] MISSION
Washington, D.C. 20549

AM 4-26-200

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

(A)

SEC FILE NUMBER
8- 45342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maxwell Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8393 Providence Rd.
(No. and Street)

Charlotte (City) NC (State) 28277-9753 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald O. Thompson Jr. 704-544-9055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moyer Smith + Roller
(Name – *if individual, state last, first, middle name*)

7229 Albemarle Rd. Ste A Charlotte NC 28227
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CA 6/17

OATH OR AFFIRMATION

I, Donald Osborne Thompson Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxwell Investments Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

OFFICIAL SEAL
Notary Public North Carolina
MECKLENBURG COUNTY
AARON J. MILLS
My Commission Expires 02-13-2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAXWELL INVESTMENTS, INC.

Charlotte, North Carolina

Audited

Financial Statements

At

December 31, 2004

And

For The Year Then Ended

* * * * * * *

TABLE OF CONTENTS

MSR
CERTIFIED PUBLIC ACCOUNTANTS
MOYER, SMITH & ROLLER
P.A.

Independent Auditors' Report

To The Board of Directors
Maxwell Investments, Inc.
Charlotte, North Carolina

We have audited the accompanying balance sheet of Maxwell Investments, Inc. (an S corporation) as of December 31, 2004, and the related statements of operations and retained earnings, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maxwell Investments, Inc. as of December 31, 2004, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Moyer, Smith + Roller, P.A.

January 15, 2005

7229 Albemarle Rd., Suite "A", Charlotte, North Carolina 28227 704-566-0222 Fax: 704-531-6197
e-mail: charlotte@msr-cpa.com web-site: www.msr-cpa.com

MAXWELL INVESTMENTS, INC.
Balance Sheet
December 31, 2004

ASSETS

Current Assets	
Cash - Operating	$ 5,001
Cash - Certificate of Deposit	6,000
Prepaid Expenses	308
Total Current Assets	11,309
Property and Equipment	
Furniture and Fixtures	476
Less Accumulated Depreciation	(476)
Total Property and Equipment, Net	-
Other Assets	
Marketable Securities	16,300
Total Other Assets	16,300
TOTAL ASSETS	$ 27,609

See Independent Auditors' Report and Accompanying Notes.

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Stockholder's Equity

Capital Stock - no par value; authorized 50,000 shares; issued and outstanding 8,550 shares	$ 27,499
Retained Earnings	110
Total Stockholder's Equity	27,609
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 27,609

MAXWELL INVESTMENTS, INC.
Statement of Operations and Retained Earnings
For The Year Ended December 31, 2004

Revenues	
Miscellaneous Income	$ 3,355
Investment Banking Income	6,700
Total Revenues	10,055
Operating Expenses	
Insurance Expense - Bonds	519
Miscellaneous Expense	2,511
NASD Fees and Assessments	1,390
Professional Fees	4,235
Taxes - Other	107
Total Operating Expenses	8,762
Income From Operations	1,293
Other Income (Expense)	
Interest Income	69
Total Other Income (Expense)	69
Net Income	1,362
Beginning Retained (Deficit)	(1,252)
Ending Retained Earnings	$ 110

See Independent Auditors' Report and Accompanying Notes.

MAXWELL INVESTMENTS, INC.
Statement Of Cash Flows
For The Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 1,362
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) in Prepaid Expenses	(1)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,361
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,361
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,640
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 5,001

See Independent Auditors' Report and Accompanying Notes.

MAXWELL INVESTMENTS, INC
Statement of Changes in Stockholder's Equity
For The Year Ended December 31, 2004

Description:

Beginning Balance	$ 26,247
Plus: Net Income	1,362
Ending Balance	$ 27,609

See Independent Auditors' Report and Accompanying Notes.

MAXWELL INVESTMENTS, INC.
Notes To Financial Statements
December 31, 2004

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company operates an investment banking business, a retail securities sales business, and as an underwriter of interstate and intrastate offerings and of Direct Participation Program offerings. The Company converted its retail operations in May of 1997 to a limited operations securities dealer which sells application-way investment company offerings (mutual funds) and small corporate offerings. Revenue from retail securities sales is recognized when the clearing facility or the investment company records the sale. Revenue from investment banking activities is recognized when a result is accomplished which requires the client to pay the Company per the contract between the client and the Company. Revenue from underwriting of offerings is recognized upon the later of the successful completion of the escrow phase of the offering or the acceptance of the subscription of the Subscriber. Expenses of the firm are recorded when the obligation is incurred.

Property and Equipment

Property and Equipment is stated on the basis of cost. Depreciation for financial reporting purposes is computed by using the straight line method over the estimated useful life of the asset. The Accelerated Cost Recovery System is used for tax report purposes.

Income Taxes

Maxwell Investments, Inc., with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid unrestricted investments with maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:

Interest	$ 0
Income Taxes	$ 0

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CASH - CERTIFICATE OF DEPOSIT

As a licensed securities dealer, the Company is required to maintain net cash capital of $5,000 at all times. If deposits decrease to within 120% of this level, then it is reported to the National Association of Securities Dealers. To eliminate the possibility of this occurring, the Company has placed a $6,000 certificate on deposit with a local bank.

NOTE C - RELATED PARTY TRANSACTIONS

Maxwell Investments, Inc., Maxwell Group, Inc. and Morgan Capital Corporation are a brother-sister controlled group as defined by IRC Section 1563. Donald O. Thompson, Jr. and Brenda U. Thompson own 100% of each corporation. Common management exists between Maxwell Investments, Inc. and Maxwell Group, Inc. Maxwell Investments, Inc. and Maxwell Group, Inc. share office space that is paid by Maxwell Group, Inc. Maxwell Investments, Inc. paid $2,500 for its use of the office space.

During 2004, Maxwell Investments, Inc. received consulting fees of $5,950 from Maxwell Group, Inc. and investment banking fees of $3,750 from Donald and Brenda Thompson. Maxwell Investments, Inc. paid Donald O. Thompson, Jr. $2,400 for services rendered to Maxwell Investments, Inc.

NOTE D - MARKETABLE SECURITIES

The Company has several marketable securities, none of which are held for trading purposes. The Company estimates that the fair value of all marketable securities at December 31, 2004, does not differ materially from the aggregate carrying values of its marketable securities recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE E - PENSION PLAN

The Company has a Simplified Employee Pension plan covering all employees who are at least ten years old and have performed services for the Company for at least one year. The contribution to the plan is a fixed percentage of the employee's compensation. The cost of the plan for the year ended December 31, 2004, was $0.

NOTE F - EXEMPTION STATUS UNDER SEC RULE 15c3-3

Maxwell Investments, Inc. acts as an underwriter of Direct Participation Partnership offerings, sells application-way investment company offerings (mutual funds) and small corporate offerings. Maxwell Investments, Inc. has no control over the funds nor the securities which it handles on behalf of customers. All funds are transferred directly from the customer to the clearing facility. Upon receipt of customer funds, the clearing facility transfers securities to the customer and Maxwell Investments, Inc. receives a commission from the transaction. We believe that the transactions of Maxwell Investments, Inc. are within the exemptions section which is located at Rule 15c3-3 (k)(2)(ii).

MAXWELL INVESTMENTS, INC.
Notes To Financial Statements (Continued)
December 31, 2004

NOTE G - COMPUTATION OF NET CAPITAL

In compliance with the National Association of Securities Dealers, Inc., net capital at December 31, 2004, is computed as follows:

Total Stockholder's Equity		$ 27,609
Less:	Prepaid Expenses	(308)
	Marketable Securities	(16,300)
Net Capital		$ 11,001

The computed net capital per the company agreed with audited net capital.

Net Capital	$ 11,001
Net Capital per company computation	11,001
Difference	$ 0

NOTE H - GENERAL COMMENTS

Our audit was conducted in accordance with auditing standards generally accepted in the United States of America. During the course of this audit, we did not discover any material inadequacies that would have an effect on net capital.

MSR CERTIFIED PUBLIC ACCOUNTANTS
MOYER, SMITH & ROLLER P.A.

Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Maxwell Investments, Inc.
Charlotte, North Carolina

In planning and performing our audit of the financial statements of Maxwell Investments, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7229 Albemarle Rd., Suite "A", Charlotte, North Carolina 28227 704-566-0222 Fax: 704-531-6197
e-mail: charlotte@msr-cpa.com web-site: www.msr-cpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of the member-managers, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer, Smith + Roller, P.A.

January 15, 2005